1119078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02010973

NO ACT
PE 1-10-02
8-52724

January 16, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	1-24-02

J. Paul Johnson, Jr., General Securities Principal
Berg Faircloth
8000 Towers Crescent Dr. Suite 1040
Vienna, VA 22182

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Johnson:

We have received your letter dated January 10, 2002, in which you request on behalf of Berg Faircloth (the "Firm") relief from the requirement that the Firm file an audited annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on April 5, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an audited annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on April 5, 2001, and the Firm did no business in the year 2001, you have requested an exemption from filing an audited annual report for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file an audited report of financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from April 5, 2001, the effective date of the Firm's registration with the Commission.

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Rose R. Wells

Rose R. Wells
Senior Counsel
(202) 942-0143

cc: Mark Voltz, NASD Regulation